SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

First oil in new well at Lula field

Rio de Janeiro, May 9, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it started up today, at 2:26 pm,  the production of well 7-LL-22D-RJS located in Lula field, in the area of Lula NE Pilot, in Santos Basin Pre-Salt Region.

This well, with a production potential of 26 thousand barrels per day (bpd), is interconnected to FPSO Cidade de Paraty via a pioneer platform-connection system in this field. Through this system, the upper part of the production pipelines is supported by a submerged buoy positioned at a water depth of 240 meters below sea level. The wellhead is located at a water depth of 2,130 meters.

The buoy supporting the pipelines, referred to as BSR (Buoyancy Supported Riser), is installed at a location that is unaffected by the platform’s movement. This innovative concept enables the use, in some parts of the project, of rigid steel pipes (Steel Catenary Risers – SCRs) at ultra deep waters.

Eight steel tendons of 1,883 meters each, connected to four stakes attached to the sea floor anchor the buoy, which measures 40m x 52m and weighs 1,936 tons.

Subsea 7 built and installed the system. The installation of this buoy, which has the capacity to support pipelines of four production wells and three injection ones, began on December 19, 2013, and ended on February 7, 2014. On April 1, 2014, installation of the steel catenary risers was completed for the interconnection of the first three oil production wells of this buoy. Connection of well 7-LL-22D-RJS to the FPSO was completed on May 5, 2014, with the installation of its flexible pipelines. A second buoy has already been installed and is ready to receive the steel catenary risers used for production and injection.

FPSO Cidade de Paraty went into operation on June 6, 2013 through well 7-LL-11-RJS which is directly connected to the platform and produces some 30 thousand bpd. Throughout 2014 an additional six wells will be connected to the unit, four production and two injection, all through the buoys, enabling FPSO Cidade de Paraty to reach its full production capacity of 120 thousand bpd in the third quarter of 2014.

Lula field is operated by Petrobras (65%) in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A (10%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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